EXHIBIT 99.1

Brookfield Asset Management Shareholder Meeting

NEW YORK, Dec. 02, 2024 (GLOBE NEWSWIRE) -- Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) (“BAM”) today announced that due to a postal strike in Canada, it will not be able to mail its meeting materials to meet regulatory requirements for its upcoming special meeting of shareholders (the “Meeting”) originally to be held on December 20, 2024. Brookfield is working with regulators to ensure these requirements are met in the most expeditious manner possible and continues to believe that it will be able to meet its timeline of closing the transaction in the first quarter of 2025.

BAM will file an amended notice of meeting and record date on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov with the new date for the Meeting once it has been determined. The record date for determining shareholders eligible to vote at the postponed Meeting will remain November 12, 2024.

The Meeting has been called to consider the previously announced arrangement (the “Arrangement”), which is still expected to close in early 2025, subject to court approval and other customary closing conditions. Additional information regarding the Arrangement and the details of the Meeting will be provided in the information circular for the Meeting, which will also be filed by BAM on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

About Brookfield Asset Management

BAM is a leading global alternative asset manager with over $1 trillion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. BAM invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. BAM offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. BAM draws on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for its clients, across economic cycles.

For more information, please visit BAM’s website at www.bam.brookfield.com or contact:

Media: Simon Maine Tel: +44 739 890 9278 Email: simon.maine@brookfield.com	Investor Relations: Jason Fooks Tel: (212) 417-2442 Email: jason.fooks@brookfield.com

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of BAM and BN are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this press release include statements referring to the expected timing of the Meeting and expected closing of the Arrangement. Factors that could cause actual results, performance, achievements or events to differ from current expectations include, among others, risks and uncertainties related to: obtaining approvals, rulings, court orders and consents, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Arrangement (including regulatory and shareholder approvals); future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement; and business cycles, including general economic conditions.

Certain risks and uncertainties specific to the proposed Arrangement will be further described in the management information circular to be mailed to BAM shareholders in advance of the Meeting. Other factors, risks and uncertainties not presently known to BAM or BN or that BAM and BN currently believe are not material could also cause actual results or events to differ materially from those expressed or implied by statements containing forward-looking statements. Readers are cautioned not to place undue reliance on statements containing forward-looking statements that are included in this press release, which are made as of the date of this press release, and not to use such information for anything other than their intended purpose. BAM and BN disclaim any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.